SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BLUE WOLF MONGOLIA HOLDINGS CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

(Title of Class of Securities)

G11962100

(CUSIP Number of Class of Securities)

Lee Kraus

c/o Blue Wolf MHC Ltd.

Two Greenwich Office Park, Suite 300

Greenwich, CT 06831

(203) 622-4903

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$69,854,955	$9,528.22

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 7,006,515 ordinary shares of Blue Wolf Mongolia Holdings Corp., no par value, at the tender offer price of $9.97 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $136.40 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,528.22	Filing Party: Blue Wolf Mongolia Holdings Corp.
Form or Registration No.: Schedule TO-I	Date Filed: March 20, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

Blue Wolf Mongolia Holdings Corp., a British Virgin Islands business company with limited liability (“Blue Wolf” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2013 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 3, relates to the Company’s offer to purchase for cash up to 7,006,515 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $9.97 per share, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $69,854,955. The Company’s offer was made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated March 20, 2013 (as amended or supplemented, the “Offer to Purchase”) previously filed as Exhibit (a)(1)(A) to the Schedule TO and the Letter of Transmittal (as amended or supplemented, the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)). The Offer expired at 11:59 p.m. New York City time, on Tuesday, April 16, 2013.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. This Amendment No. 3 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented. Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 3 to the Schedule TO, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 3. Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, and 11.

The Offer expired at 11:59 p.m., New York City time, on Tuesday, April 16, 2013. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, as of the Expiration Date, a total of 5,794,119 Ordinary Shares were validly tendered and not withdrawn.  As a result, all such Ordinary Shares validly tendered and not properly withdrawn were accepted for purchase.  As such, the Company accepted for purchase 5,794,119 Ordinary Shares at a Purchase Price of $9.97 per Ordinary Share for a total Purchase Price of approximately $57.8 million, excluding fees and expenses related to the Offer.  Such Ordinary Shares represent approximately 58% of the Company’s issued and outstanding Ordinary Shares as of April 16, 2013. Payment for Ordinary Shares accepted for purchase will be made promptly.

On April 17, 2013, the Company issued a press release announcing the final results of the Offer, as set forth above, as well as the results of the meeting of shareholders convened on April 15, 2013 to, among other things, extend the Company’s existence until July 22, 2013. A copy of the press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C) Press Release dated April 17, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
Name: Lee Kraus
Title: Chief Executive Officer

Date: April 17, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(5)(C)*	Press Release dated April 17, 2013.

*Filed herewith